SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares (Title of Class of Securities)

L6388F110 (CUSIP Number)

Denis Klimentchenko Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ Tel: +44(0)20 7519 7289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Luxco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,608,240(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,608,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,608,240(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 46,608,240 Swedish Depositary Receipts (“SDRs”) beneficially owned by Atlas Luxco S.à r.l. (“Atlas”), which may be exchanged for Issuer common shares, par value $1.50 per share (“Common Shares”), on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Investissement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,608,240(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,608,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,608,240(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 46,608,240 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS NJJ Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,608,240(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,608,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,608,240(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 46,608,240 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Xavier Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,608,240(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,608,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,608,240(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects 46,608,240 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to the Common Shares, par value $1.50 per share (the “Common Shares”), of Millicom International Cellular S.A., a Luxembourg company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, as amended by Amendment No. 2 to the Schedule 13D filed on April 26, 2023, as amended by Amendment No. 3 to the Schedule 13D filed on May 12, 2023, as amended by Amendment No. 4 to the Schedule 13D filed on May 25, 2023, as amended by Amendment No. 5 to the Schedule 13D filed on June 2, 2023 (“Amendment No. 5”), as amended by Amendment No. 6 to the Schedule 13D filed on July 24, 2023 (“Amendment No. 6”), as amended by Amendment No. 7 to the Schedule 13D filed on August 24, 2023 (“Amendment No. 7”, and as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Since the filing of Amendment No. 7, Atlas acquired an additional 1,845,067 SDRs for an aggregate purchase price of SEK 320,668,681.37 (excluding commissions). These purchases were financed through drawings under the Loan Agreement (as such term is defined under Amendment No. 6).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2023, Maxime Lombardini, a corporate officer of an affiliate of the Reporting Persons, was appointed by the Board of Directors of the Issuer as President and Chief Operating Officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on 171,769,190 Common Shares outstanding (based on 172,096,305 Common Shares outstanding as of the date hereof, less 327,115 Common Shares held in treasury, as set forth on the Issuer's website on the date hereof).

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of September 29, 2023, Atlas beneficially owned 46,608,240 SDRs, which may be exchanged for Common Shares on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Atlas to the extent it directly holds the securities reported herein) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c) Except as described in this Schedule 13D or Annex B attached hereto, the Reporting Persons have not effected any transactions in Common Shares since the filing of Amendment No. 7 on August 24, 2023 through September 29, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
Name:	Anthony Maarek
Title:	Manager

By:	/s/ Tigran Khachatryan
Name:	Tigran Khachatryan
Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président of NJJ Holding itself Président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

[Millicom International Cellular S.A. - Schedule 13D/A]

ANNEX B

Trading History Since the Filing of Amendment No. 7 to Schedule 13D on August 24, 2023 through September 29, 2023

Trade Date	Common Shares Purchased/(Sold)	Weighted Average Price Per Share	Name of Entity
25-Aug-23	110,000	SEK 168.1735	Atlas
28-Aug-23	52,750	SEK 170.6822	Atlas
29-Aug-23	33,000	SEK 172.8117	Atlas
30-Aug-23	30,800	SEK 175.4895	Atlas
31-Aug-23	49,000	SEK 175.0889	Atlas
01-Sep-23	98,000	SEK 173.1925	Atlas
04-Sep-23	92,500	SEK 173.1306	Atlas
05-Sep-23	63,000	SEK 172.6837	Atlas
06-Sep-23	71,000	SEK 174.0242	Atlas
07-Sep-23	87,000	SEK 173.3640	Atlas
08-Sep-23	93,959	SEK 172.2183	Atlas
11-Sep-23	52,750	SEK 174.7938	Atlas
12-Sep-23	35,800	SEK 176.8090	Atlas
13-Sep-23	47,300	SEK 177.5511	Atlas
14-Sep-23	44,000	SEK 179.9281	Atlas
15-Sep-23	78,000	SEK 178.0415	Atlas
18-Sep-23	134,500	SEK 175.7111	Atlas
19-Sep-23	84,140	SEK 174.5263	Atlas
20-Sep-23	44,500	SEK 178.1162	Atlas
21-Sep-23	33,000	SEK 178.9686	Atlas
22-Sep-23	60,000	SEK 178.2037	Atlas
25-Sep-23	85,000	SEK 176.0071	Atlas
26-Sep-23	97,068	SEK 173.3274	Atlas
27-Sep-23	106,000	SEK 170.7926	Atlas
28-Sep-23	96,000	SEK 169.7003	Atlas
29-Sep-23	66,000	SEK 169.9639	Atlas

The above transactions were made under the Purchase Mandate with respect to SDRs effected in the open market.